invensys® [redacted]

Invensys plc

London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

82-2142

4 May 2006

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Notification of Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. M. Downing

REG-Invensys PLC Holding(s) in Company
02/05/2006

RNS Number:3006C
Invensys PLC
02 May 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Standard Life Investments on behalf of Standard Life Group in respect of their material and non-material interests

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired

6,577,000

6) Percentage of issued class

0.12%

7) Number of shares/amount of stock disposed

n/a

8) Percentage of issued class

n/a

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

28 April 2006

11) Date company informed

2 May 2006

12) Total holding following this notification

687,811,732

13) Total percentage holding of issued class following this notification

12.094%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications
020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 2 May 2006

invensys®

Invensys plc

London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASH, D.C. 152 SECTION

2 May 2006

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Blocklisting Six Monthly Return.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. M. Downing

REG-Invensys PLC Blocklisting 6 Monthly Return 25/04/2006

RNS Number:9633B
Invensys PLC
25 April 2006

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 25 April 2006

1. Name of applicant:

Invensys plc

2. Name of scheme

Invensys Savings Related Share Option Scheme

3. Period of return:

From 21 September 2005 To 20 March 2006

4. Balance under scheme from previous return:

9,992,115

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

n/a

6. Number of securities issued/allotted under scheme during period:

101,021

7 Balance under scheme not yet issued/allotted at end of period

9,891,094

8. Number and class of securities originally listed and the date of admission

10,000,000 ordinary shares of 1p each, admitted on 21 March 2005

9. Total number of securities in issue at the end of the period

5,687,252,741

Name of contact Jaime Tham, Assistant Secretary

Address of contact Invensys plc, Portland House, Bressenden Place, London SW1E 5BF

Telephone number of contact 020 7821 3848

Signed by ....

company secretary
for and on behalf of

Name of applicant: Invensys plc